EXHIBIT 99.8

News Release

Sprint Canada announces further expansion to local telephone service

Company expands local free calling area in Barrie to include calls to Toronto

TORONTO, ON, October 25, 2004 — Sprint Canada Inc., a subsidiary of Call-Net Enterprises Inc., announced today that it is now offering local home and business telephone service to three more municipalities in Ontario — Barrie, Markham and Richmond Hill. With this expansion, Sprint Canada facilities are available to approximately 35% of households and businesses across Canada.

“Residents and businesses in Barrie, Markham and Richmond Hill will now have a choice when it comes to selecting a provider for their local service,” said Bill Linton, president and chief executive officer, Sprint Canada. In addition, we have expanded the local calling areas of Barrie to include calls to numbers in the 416 and 647 area of Toronto. This means that our customers in Barrie will be able to call Toronto without incurring a long distance charge.”

Sprint Canada’s home and business phone service offers a comprehensive selection of features as well as bundles including the wireless bundle. The basic home phone service starts at $29.95 per month and includes one calling feature. The home phone service and unlimited North American long distance bundle is $49.90. There is no fee to change telephone companies. Customers keep the same phone number and maintain their listing in the phone directory.

“Sprint Canada’s local service is growing at a rate of over 50 per cent per year, as more and more Canadians become aware of our competitive prices, our outstanding service and just how easy it is to switch,” added Linton. “Sprint Canada is the smarter choice for savvy consumers and growing businesses.”

To switch to Sprint Canada’s home phone service, consumers can call 1-866-JOIN-RED (1-866-564-6733) or visit the Company’s web site at www.sprint.ca. Business users can call 1-800-496-4401.

Call-Net, primarily through its subsidiary Sprint Canada, was one of the first companies to offer competitive telecommunication services to Canadian consumers and businesses in 1986. Initially, the company offered long distance services. Today, the Company provides home phone, wireless, long distance, and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses of all sizes. Through Sprint in the United States, Sprint Canada offers a seamless North American network to multi-national organizations.

Sprint Canada launched its local home and business service in 1999, greatly expanding the number of markets in 2001. As of June 30, 2004, Sprint Canada had activated almost 260,000 local home phone service lines and over 78,000 local business line equivalents.

Call-Net Enterprises Inc. and Sprint Canada Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company’s control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:
Karen O’Leary
416-718-6445
karen.oleary@sprint-canada.com

Backgrounder

Sprint Canada expanding its local home and
business telephone service in Ontario

Starting October 25, 2004, Sprint Canada will offer local phone service to households and businesses in the following municipalities. The exchanges (the first three numbers in the telephone number, after the area code) that will be serviced by the new wire centres are listed below.

•	Barrie — includes local free calling to numbers in the 416 and 647 (Toronto) area codes. All exchanges listed below are in the 705 area code:

715	725	730	737
719	726	733	739
720	727	734	792
721	728	735	812
722

•	Markham All exchanges listed below are in the 905 area code.

201	471
205	472
209	910
294	910

•	Richmond Hill All exchanges listed below are in the 905 area code:

508	780	883
737	784	884
770	787	918